UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Hallador Petroleum Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

406092205
(CUSIP Number)

with a copy to:

David C. Kuehl
c/o Lubar Equity Fund, LLC
700 North Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406092205
1.	Names of Reporting Person Lubar Equity Fund, LLC I.R.S. Identification Nos. of Above Person (Entities Only) 37-1501575

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Wisconsin

	7.	Sole Voting Power 2,788,685 (See Item 5)
NUMBER OF
SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0 (See Item 5)
EACH
REPORTING PERSON WITH	9.	Sole Dispositive Power 2,788,685 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,685 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 10.5% (See Item 5)

14.	Type of Reporting Person OO

Explanatory Note:

                This amendment No. 1 amends and supplements the Schedule 13D filed on January 12, 2009 by Lubar Equity Fund, LLC, a Wisconsin limited liability company (the "Schedule 13D"), and it is being filed to report a change to the Schedule 13D due to the purchase of shares of the Common Stock, par value $0.01 per share ("Issuer Common Stock"), of Hallador Petroleum Company, a Colorado corporation (the "Issuer"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Except as expressly set forth in this Amendment, the previous disclosures in the Schedule 13D remain in effect.  Capitalized terms used but not otherwise defined in this document have the meanings ascribed to them in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

                 Item 3 of the Schedule 13D is hereby deleted and replaced with the following:

                 Prior to September 2009, the Company had purchased an aggregate of 2,038,685 shares of Issuer Common Stock.  Such shares were purchased from the Issuer in private placements or from shareholders of the Issuer in private transactions, for cash obtained from working capital of the Company.

                On September 15, 2009, the Company purchased an additional 750,000 shares of Issuer Common Stock.  Such shares were purchased from the Issuer in a private placement, for cash obtained from working capital of the Company.

Item 5. Interest in Securities of the Issuer

 Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

The Company beneficially owns 2,788,685 shares of Issuer Common Stock, representing 10.5% of the outstanding shares of Issuer Common Stock (based on 26,608,028 shares of Issuer Common Stock outstanding on September 15, 2009, as disclosed by the Issuer to the Company).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2009	LUBAR EQUITY FUND, LLC By Lubar & Co., Incorporated, Manager /s/ David J. Lubar By: David J. Lubar Its: President